

February 13, 2012

<u>Via E-mail</u>
Donald Ross
Principal Executive Officer
Harbor Island Development Corp.
2275 NW 150th Street, Unit B
Opa Locka, FL 33054

      Re: Harbor Island Development Corp.
            Form 10-K for Fiscal Year Ended March 31, 2011
            Filed July 14, 2011
            File No. 333-166522

Dear Mr. Ross:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended March 31, 2011

Report of Independent Registered Public Accounting Firm, page F-2

1. Please advise your auditor to revise the opinion paragraph of their report to add the cumulative period from March 19, 2010 (inception) through March 31, 2011. Please amend your Form 10-K accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jamie Kessel at (202) 551-3727 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining